Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Nos. 333-132370 and 333-132370-01

Offering Summary dated June 4, 2008

(Related to the Pricing Supplement No. 2008-MTNDD290, Subject to Completion, Dated June 4, 2008)

Callable LIBOR Range Accrual Notes Due 2020

Issuer:	Citigroup Funding Inc.
Security:	Callable LIBOR Range Accrual Notes Due 2020
Guarantee:	Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company
Rating of the Issuer’s Obligations:	Aa3/AA- (Moody’s/S&P) based upon the Citigroup Inc. guarantee and subject to change during the term of the Notes.
Principal Protection:	100% if held on the Maturity Date
Pricing Date:	June , 2008
Issue Date:	June , 2008
Maturity Date:	Approximately twelve years after the Issue Date
Issue Price:	Variable, based on market prices prevailing at the time of sale
Underlying LIBOR Rate:	The rate for six-month U.S. dollar LIBOR appearing on Reuters Page “LIBOR01,” or any substitute page, at 11:00 a.m. (London time) on each calendar day; provided that for each calendar day on which no six-month U.S. dollar LIBOR rate is available, the Underlying LIBOR Rate will be the rate most recently reported on Reuters Page “LIBOR01,” or any substitute page, at 11:00 a.m. (London time); and provided further that beginning on the fourth calendar day immediately preceding each Interest Payment Date, the rate for six-month U.S. dollar LIBOR for each calendar day remaining in that Interest Period will be deemed to equal the rate for six-month U.S. dollar LIBOR applicable to the fifth calendar day prior to that Interest Payment Date
London Business Day:	Any day on which dealings in deposits in U.S. dollars are transacted in the London interbank money market
Interest Rate:	Within the period from , 2008 to , 2010, the product of (i) 7.00% and; (ii) the number of Accrual Days divided by the number of calendar days in an Interest Period; within the period from , 2010 to 2012, the product of (i) 8.00% and (ii) the number of Accrual Days divided by the number of calendar days in an Interest Period; within the period from , 2012 to 2014, the product of (i) 9.00% and (ii) the number of Accrual Days divided by the number of calendar days in an Interest Period; and within the period from , 2014 to , 2020, the product of (i) 10.00% and (ii) the number of Accrual Days divided by the number of calendar days in an Interest Period.
Accrual Day:	Any calendar day in an Interest Period on which the Underlying LIBOR Rate is determined to be less than or equal to approximately 6.75% to 7.25% (to be determined on the Pricing Date)
Interest Period:	Each three-month period from and including the Issue Date or an Interest Payment Date to but excluding the next Interest Payment Date, Maturity Date or any earlier date on which the Notes are redeemed
Interest Payment Dates:	Quarterly on the of each March, June, September and December beginning on September , 2008 and ending on the Maturity Date
Call Feature:	Callable quarterly in whole, but not in part, on any Interest Payment Date beginning on June , 2009

(continued on next page)

Citigroup Funding Inc., the issuer, and Citigroup Inc., the guarantor, have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement (File No. 333-132370) and the other documents Citigroup Funding and Citigroup have filed with the SEC for more complete information about Citigroup Funding, Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Payment at Call:	100% of the principal amount of Notes then held, plus any accrued and unpaid interest
Call Notice:	Not less than 10 calendar days
Payment at Maturity:	100% of the principal amount plus any accrued and unpaid interest
Denominations:	Minimum denominations and increments of US$1,000
Listing:	None
Underwriting Discount:	0.00%. However, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the preliminary pricing supplement related to this offering for more information.
Sales Commission Earned:	US$12.50 per Note for each Note sold by a Smith Barney Financial Advisor
Sales Concession Granted:	Not to exceed US$12.50 (to be determined on the Pricing Date) per Note for each Note sold by a dealer, including Citicorp Financial Services Corp., Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets.
Calculation Agent:	Citigroup Financial Products, Inc.
Fees and Conflicts:	Citigroup Global Markets Inc. and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, Citigroup Funding expects to hedge its obligations under the Notes through the trading of instruments, such as options, swaps or futures, based upon by one or more of its affiliates. Each of Citigroup Funding’s or its affiliates’ hedging activities and Citigroup Financial Products Inc.’s role as the Calculation Agent for the Notes may result in a conflict of interest.

Callable LIBOR Range Accrual Notes

Due 2020

This offering summary represents a summary of the terms and conditions of the Notes. We encourage you to read the preliminary pricing supplement and accompanying prospectus supplement and prospectus related to this offering.

How The Notes Work

Callable LIBOR Range Accrual Notes Due 2020 (the “Notes”) are callable investments that offer investors the safety of 100% principal protection at maturity or call and the potential for periodic income. However, instead of paying periodic income at a fixed rate of interest, as in most traditional fixed income investments, the potential quarterly interest payments on these Notes are variable and may be zero. The amount of periodic income these Notes produce, if any, is based upon the number of days the Underlying LIBOR Rate is determined to be less than or equal to a pre-determined percentage. We may call the Notes beginning approximately one year after the Issue Date on any Interest Payment Date for 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

If not previously called by us, the Notes will have a maturity of approximately twelve years. If not called, at maturity you will receive an amount in cash equal to your initial investment in the Notes plus any accrued, unpaid interest due at maturity. The amount of any quarterly interest payments due on the Notes will vary and could be zero. Interest payments, if any, will be based on the six-month U.S. dollar LIBOR rate on each calendar day. For each calendar day that the six-month U.S. dollar LIBOR rate is less than or equal to approximately 6.75% to 7.25% (to be determined on the Pricing Date), the Notes will bear interest, if any, at a rate of (i) 7.00% per annum for the period from                 ,2008 to                 ,2010; (ii) 8.00% per annum for the period from                 ,2010 to                 ,2012; (iii) 9.00% per annum for the period from                 ,2012 to                 ,2014; and (iv) 10.00% per annum for the period from                 ,2014 to                 , 2020, respectively. On each calendar day on which six-month U.S. dollar LIBOR is determined to be greater than approximately 6.75% to 7.25% (to be determined on the Pricing Date), no interest will accrue on the Notes.

We may call the Notes, in whole and not in part, for mandatory redemption on any Interest Payment Date beginning approximately one year after the Issue Date. Following an exercise of our call right, you will receive an amount in cash equal to 100% of the principal amount of Notes you then hold, plus any accrued and unpaid interest.

These Notes are not a suitable investment for investors who require regular fixed income payments since the quarterly interest payments are based on the performance of the Underlying LIBOR Rate and may be zero. These Notes may be an appropriate investment for the following types of investors:

■

Investors looking for exposure to the Underlying LIBOR Rate on a principal-protected basis with the potential for current income but who are willing to forego current income if the Underlying LIBOR Rate rises above approximately 6.75% to 7.25% (to be determined on the Pricing Date).

■	Investors expecting little to no appreciation of the Underlying LIBOR Rate in the long-term.

■	Investors who are willing to risk their notes being called prior to maturity.

■	Investors who seek to add a structured-interest-rate investment to their portfolio for diversification purposes.

The Notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the Notes are fully and unconditionally guaranteed by Citigroup Inc., Citigroup Funding’s parent company. The Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the Notes, including payment of principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup.

Capitalized terms used in this summary are defined in “Preliminary Terms” below.

Benefits of the Notes

■	Income Potential

The Notes offer the possibility of current income in the form of variable interest payable quarterly. Whether interest accrues will depend on the Underlying LIBOR Rate on each calendar day of an Interest Period.

■	Principal Protection

At call or on the Maturity Date, we will pay you the principal amount of the Notes you then hold regardless of the performance of the Underlying LIBOR Rate.

Key Risk Factors for the Notes

■	Possibility of No Return

The interest payable on the Notes will vary and may be zero. The interest payable, if any, on each Interest Payment Date will depend on the Underlying LIBOR Rate on each calendar day of an Interest Period. For each day that the Underlying LIBOR Rate is greater than approximately 6.75% to 7.25% (to be determined on the Pricing Date), no interest will accrue on the Notes. If the Underlying LIBOR Rate is greater than approximately 6.75% to 7.25% (to be determined on the Pricing Date) on every calendar day of an Interest Period, no interest will be paid on the Notes on the relevant Interest Payment Date.

■	Early Redemption of the Notes Will Limit the Time During Which You Could Accrue Interest

If we exercise our option to call the Notes, you will receive only the principal amount of Notes you then hold, plus any accrued and unpaid interest. In this case, you will not have the opportunity to continue to accrue and be paid interest to the original Maturity Date of the Notes.

■	The Level of U.S. Dollar LIBOR Will Affect Our Decision to Call the Notes

If the level of Underlying LIBOR Rate remains lower than or equal to approximately 6.75% to 7.25% (to be determined on the Pricing Date) for a sufficient number of days in any Interest Period, resulting in a quarterly interest payment on the Notes greater than that which would be payable on a conventional, fixed-rate debt security of

Citigroup Funding of comparable maturity, you should expect that the Notes will be called. If we call the Notes prior to             , 2010, you will only receive interest, if any, at the rate of 7.00% per annum. If we call the Notes after             , 2010 but prior to 2012, you will receive interest, if any, at the rate of 8.00% per annum only for a limited period of time. Additionally, if we call the Notes after             , 2012 but prior to              2014, you will receive interest, if any, at the rate of 9.00% per annum only for a limited period of time. Finally, if we call the Notes after             , 2014 but prior to maturity, you will receive interest, if any, at the rate of 10.00% per annum only for a limited period of time. Besides, if we call the Notes, you may not be able to reinvest at a similar yield.

■	Potential for a Lower Comparable Yield

Quarterly interest payments, if any, are linked to the Underlying LIBOR Rate, which will fluctuate in response to market conditions. As a result, the effective yield on the Notes may be lower than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

■	Secondary Market May Not Be Liquid

The Notes will not be listed on any exchange. There is currently no secondary market for the Notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the Notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the Notes.

■	Resale Value of the Notes May Be Less Than Your Initial Investment

Due to, among other things, our right to call the Notes, changes in the Underlying LIBOR Rate, interest rates and Citigroup Funding and Citigroup Inc.’s perceived creditworthiness, the Notes may trade at prices below their initial issue price. You could receive substantially less than the amount of your investment if you sell your Notes prior to maturity.

■	Citigroup Credit Risk

The Notes are subject to the credit risk of Citigroup Inc., Citigroup Funding’s parent company and the guarantor of any payments due on the Notes, including payment of principal.

Historical Data on Six-Month U.S. Dollar LIBOR

The following table sets forth, for each of the quarterly periods indicated, the high and low closing levels of six-month U.S. dollar LIBOR, as reported on Reuters. The historical data on six-month U.S. dollar LIBOR is not indicative of the future performance of six-month U.S. dollar LIBOR or what the value of the Notes may be.

Any historical upward or downward trend in six-month U.S. dollar LIBOR during any period set forth below is not an indication that six-month U.S. dollar LIBOR is more or less likely to increase or decrease at any time over the term of the Notes.

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
1998	High	5.8438%	5.8125%	5.7813%	5.2336%
	Low	5.5625	5.6875	5.2461	4.9381
1999	High	5.1463	5.6500	5.9613	6.1675
	Low	4.9681	5.0339	5.5800	5.9613
2000	High	6.5300	7.1088	7.0000	6.7600
	Low	6.1813	6.4988	6.7400	6.2038
2001	High	6.1638	4.7400	3.9000	2.5400
	Low	4.6413	3.6800	2.5225	1.9088
2002	High	2.3788	2.3600	1.9600	1.8419
	Low	1.7906	1.9138	1.6850	1.3800
2003	High	1.4056	1.3344	1.2113	1.2800
	Low	1.1700	0.9800	1.1100	1.1600
2004	High	1.2294	1.9400	2.1963	2.7900
	Low	1.1450	1.1600	1.8338	2.1975
2005	High	3.4000	3.7100	4.2306	4.7100
	Low	2.7900	3.3281	3.7286	4.2669
2006	High	5.1400	5.6400	5.6300	5.4300
	Low	4.6800	5.1431	5.3600	5.2931
2007	High	5.4013	5.4091	5.5950	5.2213
	Low	5.2591	5.3291	5.1325	4.5963
2008 (through June 3)	High	4.5663	3.0800
	Low	2.3663	2.6163

The rate for six-month U.S. dollar LIBOR appearing on Reuters Page “LIBOR01” at 11:00 a.m. (London time) on June 3, 2008, was 2.8838%.

Hypothetical Interest Payment Examples

The table below presents examples of hypothetical quarterly interest accrued on the Notes based on the total number of Accrual Days occurring during an Interest Period. The table and the following examples of hypothetical interest payment calculations are based on the following assumptions:

■ Pricing date: June 24, 2008

■ Issue date: June 27, 2008

■ Principal amount: US$1,000

■ Applicable Interest Rate:

-	7% per annum for the period from June 27, 2008 to June 27, 2010
-	8% per annum for the period from June 27, 2010 to June 27, 2012
-	9% per annum for the period from June 27, 2012 to June 27, 2014
-	10% per annum for the period from June 27, 2014 to June 27, 2020

■ Maturity date: June 27, 2020

■ Interest Period consists of ninety calendar days

■ The Notes are purchased on the Issue Date and are not called by us or sold in any secondary market prior to the end of the Interest Period.

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual quarterly interest payments, if any, will depend on the actual interest rate and the actual number of Accrual Days in each Interest Period.

Table 1

Applicable Interest Rate: 7% per annum

Hypothetical Total Accrual Days(1) during Quarterly Interest Period	Hypothetical Interest Rate Accrued for that Quarterly Interest Period(2)	Hypothetical Interest Payment for that Quarterly Interest Period per US$1,000(3)
0	0.000%	$0.00
10	0.194%	$1.94
20	0.389%	$3.89
30	0.583%	$5.83
40	0.778%	$7.78
50	0.972%	$9.72
60	1.167%	$11.67
70	1.361%	$13.61
80	1.556%	$15.56
90	1.750%	$17.50

(1)	The number of calendar days for which six-month U.S. dollar LIBOR is determined to be less than or equal to 6.75% to 7.25% (to be determined on the Pricing Date)
(2)	(7% ÷ 4) x (Hypothetical total number of Accrual Days ÷ the number of calendar days in the Interest Period)
(3)	US$1,000 x (7% ÷ 4) x (Hypothetical total number of Accrual Days ÷ the number of calendar days in the Interest Period)

Table 2

Applicable Interest Rate: 8% per annum

Hypothetical Total Accrual Days(1) during Quarterly Interest Period	Hypothetical Interest Rate Accrued for that Quarterly Interest Period(2)	Hypothetical Interest Payment for that Quarterly Interest Period per US$1,000(3)
0	0.000%	$0.00
10	0.222%	$2.22
20	0.444%	$4.44
30	0.667%	$6.67
40	0.889%	$8.89
50	1.111%	$11.11
60	1.333%	$13.33
70	1.556%	$15.56
80	1.778%	$17.78
90	2.000%	$20.00

(1)	The number of calendar days for which six-month U.S. dollar LIBOR is determined to be less than or equal to 6.75% to 7.25% (to be determined on the Pricing Date)
(2)	(8% ÷ 4) x (Hypothetical total number of Accrual Days ÷ the number of calendar days in the Interest Period)
(3)	US$1,000 x (8% ÷ 4) x (Hypothetical total number of Accrual Days ÷ the number of calendar days in the Interest Period)

Table 3

Applicable Interest Rate: 9% per annum

Hypothetical Total Accrual Days(1) during Quarterly Interest Period	Hypothetical Interest Rate Accrued for that Quarterly Interest Period(2)	Hypothetical Interest Payment for that Quarterly Interest Period per US$1,000(3)
0	0.000%	$0.00
10	0.250%	$2.50
20	0.500%	$5.00
30	0.750%	$7.50
40	1.000%	$10.00
50	1.250%	$12.50
60	1.500%	$15.00
70	1.750%	$17.50
80	2.000%	$20.00
90	2.250%	$22.50

(1)	The number of calendar days for which six-month U.S. dollar LIBOR is determined to be less than or equal to 6.75% to 7.25% (to be determined on the Pricing Date)
(2)	(9% ÷ 4) x (Hypothetical total number of Accrual Days ÷ the number of calendar days in the Interest Period)
(3)	US$1,000 x (9% ÷ 4) x (Hypothetical total number of Accrual Days ÷ the number of calendar days in the Interest Period)

Table 4

Applicable Interest Rate: 10% per annum

Hypothetical Total Accrual Days(1) during Quarterly Interest Period	Hypothetical Interest Rate Accrued for that Quarterly Interest Period(2)	Hypothetical Interest Payment for that Quarterly Interest Period per US$1,000(3)
0	0.000%	$0.00
10	0.278%	$2.78
20	0.556%	$5.56
30	0.833%	$8.33
40	1.111%	$11.11
50	1.389%	$13.89
60	1.667%	$16.67
70	1.944%	$19.44
80	2.222%	$22.22
90	2.500%	$25.00

(1)	The number of calendar days for which six-month U.S. dollar LIBOR is determined to be less than or equal to 6.75% to 7.25% (to be determined on the Pricing Date)
(2)	(10% ÷ 4) x (Hypothetical total number of Accrual Days ÷ the number of calendar days in the Interest Period)
(3)	US$1,000 x (10% ÷ 4) x (Hypothetical total number of Accrual Days ÷ the number of calendar days in the Interest Period)

Certain U.S. Federal Income Tax Considerations

The following summarizes certain federal income tax considerations for initial U.S. investors that hold the Notes as capital assets.

All investors should refer to the preliminary pricing supplement related to this offering and the accompanying prospectus supplement and prospectus for additional information relating to U.S. federal income tax and should consult their tax advisors to determine the tax consequences particular to their situation.

Because the Notes are contingent payment debt obligations of Citigroup Funding, U.S. holders of the Notes will be required to include original issue discount (“OID”) for U.S. federal income tax purposes in gross income on a constant yield basis over the term of the Notes. This tax OID (computed at an assumed comparable yield of     % compounded semiannually) will be includible in a U.S. holder’s gross income (as ordinary income) over the term of the Notes (regardless of whether U.S. Holders receive more, less or no payments on the notes in tax years prior to maturity), and generally will be reported to U.S. non-corporate holders on an IRS Form 1099. The assumed comparable yield is based on a rate at which Citigroup Funding would issue a similar debt obligation with no contingent payments. The amount of tax OID is based on an assumed amount representing all amounts payable on the Notes. This assumed amount is neither a prediction nor guarantee of the actual yield of, or payments to be made in respect of, the Notes. If, during any taxable year, you receive actual payments with respect to the Notes that in the aggregate are more than (or less than) the total amount of projected payments for that taxable year, you will have additional (or a reduced amount of) interest income for that year. Accordingly, in any taxable year, your taxable interest income in respect of the Notes may be more than, or less than, the cash that you receive. If a U.S. holder disposes of the Notes, the U.S. holder will be required to treat any gain recognized upon the disposition of the Notes as ordinary income (rather than capital gain).

In the case of a holder of the Notes that is not a U.S. person all payments made with respect to the Notes and any gain realized upon the sale or other disposition of the Notes should not be subject to U.S. income or withholding tax, provided that the holder complies with applicable certification requirements (including in general the furnishing of an IRS form W-8 or substitute form) and such payments and gain are not effectively connected with a U.S. trade or business of such holder.

A Note beneficially owned by a non-U.S. holder who at the time of death is neither a resident nor citizen of the U.S. should not be subject to U.S. federal estate taxes.

ERISA and IRA Purchase Considerations

Employee benefit plans subject to ERISA, entities the assets of which are deemed to constitute the assets of such plans, governmental or other plans subject to laws substantially similar to ERISA and retirement accounts (including Keogh, SEP and SIMPLE plans, individual retirement accounts and individual retirement annuities) are permitted to purchase the Notes as long as either (A)(1) no Citigroup Global Market affiliate or employee is a fiduciary to such plan or retirement account that has or exercises any discretionary authority or control with respect to the assets of such plan or retirement account used to purchase the Notes or renders investment advice with respect to those assets and (2) such plan or retirement account is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by any such provisions or laws or is exempt from any such prohibition.

However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the Notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of Notes by the account, plan or annuity.

You should refer to the section “ERISA Matters” in the preliminary pricing supplement related to this offering for more information.

Additional Considerations

If six-month U.S. dollar LIBOR is not available on Reuters Page “LIBOR01,” or any substitute page thereto, the Calculation Agent may determine the rate for six-month U.S. dollar LIBOR in accordance with the procedures set forth in the preliminary pricing supplement related to this offering. You should refer to the section “Description of the Notes—

Determination of Six-Month U.S. Dollar LIBOR” in the preliminary pricing supplement related to this offering for more information.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Association.

Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

© 2008 Citigroup Global Markets Inc. All rights reserved. Citi and Citi and Arc Design are trademarks and service marks of Citigroup Inc. or its affiliates and are used and registered throughout the world.